4540 Alpine Road • Blue Ash, OH 45242
www.ampelectricvehicles.com
513.360.4704 phone    513-672-1012 fax

August 2, 2011

Via E-mail

Mr. David R. Humphrey
c/o Beverley A. Singleton
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:	AMP Holding Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 0-53704

Dear Mr. Humphrey:

On behalf of AMP Holding Inc. (the “Company”) enclosed for your review is our response to your letter dated July 19, 2011 in regard to your review of the filing noted above.

To aid in your review we have repeated the SEC staff’s comments followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2010

Unregistered Sales of Equity Securities, page 10

1.  We note the various stock and warrant transactions.  It is unclear why you have not provided similar disclosure in your audited financial statement notes.  As such, in future filings please provide a note to your financial statements that discloses these transactions, as pertaining to the years ended December 31 and the subsequent events period.  We suggest, in addition to the narrative discussion, you enhance the disclosure by providing a table that summarizes by date and transaction type (i.e., common stock or preferred stock issuance, stock option or warrant issuance, loan conversion, etc.) the number of shares, options, or warrants, issued or granted, along with the stock price, exercise and/or conversion price per share, and the total transaction amount.  Your disclosure in response to this comment and those that follow under this heading should be reflected in the financial statement notes.

Company response:

In future filings we will provide a note to the financial statements including a table as you suggest in your comment above.

2.  Refer to the January 7, 2010 to March 4, 2010 subscription agreements whereby 1,042,062 common shares were issued for an aggregate purchase price of $340,275.  Also, refer to the March 15, 2010 to October 22, 2010 transactions whereby an aggregate of 7,256,000 common shares were sold for $2,902,400.  Please tell us where these transactions have been reflected in the statement of stockholders’ deficit for the year ended December 31, 2010.  Please reconcile the number of shares issued and transaction amount as shown in this section to that in the statement of stockholders’ deficit.

David R. Humphrey
US Securities and Exchange Commission
August 2, 2011

Company response:

Please refer to the attached exhibit, which “expands” the statement of stockholders’ deficit to include the detail transactions.

3.  Refer to the December 3, 2010 through March 29, 2011 transactions, whereby for the period in December 2010, you sold an aggregate of 1,570,000 common shares for an aggregate purchase price of $942,000. Please tell us where this has been reflected in the statement of stockholders’ deficit for the year ended December 31, 2010.  Please explain any reconciling differences in the number of shares or transaction amount.

Company response:

Please refer to the attached exhibit, which “expands” the statement of stockholders’ deficit to include the detail transactions.

Management’s Discussion and Analysis

Results of Operations, page 14

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

4.      See the revenue discussion.  In future filings, please expand to disclose the total number of experimental vehicles that were produced and sold in fiscal year 2010.  Explain whether these were prototype vehicles or full production inventory vehicles, and describe why they were considered to be experimental vehicles.  To the extent they were prototype vehicles, explain the reasons why you believe the recognition of revenue is appropriate, rather than recording the prototype sales price as an offset against the cost of production or research and development.  Expand to discuss the event(s) that occurred in fiscal year 2010 in order to produce a limited number of experimental vehicles, as we note no revenues were recorded prior to 2010 and that vehicles and prototypes are included under PP&E at December 31, 2010.

Company response:

In future filings we will expand disclosure of the number of vehicles in 2010, as well as define sales of experimental vehicles.  Disclosure will be expanded to differentiate between sales of vehicles and parts accounted for as fixed assets versus vehicles sold to customers.

Liquidity and Capital Resources, page 14

5.  In future filings, please expand your cash flows discussion to provide in some detailed description your varied use of stock issuances to finance your operations, including sales and issuances of stock, stock options and warrants to raise liquidity and, to compensate employees and consultants.  Please explain that as you have not begun regular revenue producing operations, the source of your available cash has been primarily from sales of common and preferred stock, and debt issuances.

David R. Humphrey
US Securities and Exchange Commission
August 2, 2011

Company response:

In future filings we will expand discussions on use of cash received through the issuance of stock.  We will also explain that, until we begin regular revenue producing operations, our primary sources of available cash are sales of common and preferred stock and debt issuances.

6.  See the first paragraph that directly follows the discussion of financing activities.  In future filings, please disclose that your independent auditors have issued an opinion on your financial statements that raise substantial doubt as to your ability to continue as a going concern.

Company response:

In future filings we will disclose that our auditors have issued an opinion including comments that raise substantial doubt about our ability to continue as a going concern.

Financial Statements

Statements of Operations, page F-4

7. In future filings, please reclassify from Other income (loss), the line item Gain (Loss) on sale of assets to instead to be a component of Loss from operations during the development stage.  Refer to ASC Topic 360-10-45-5.

Company response:

In future filings we will reclassify the line item Gain (Loss) on sale of assets from Other income (loss), to instead be a component of Loss from operations during the development stage

8.  In future filings, please expand your presentation of loss per share data to also include the amount of diluted loss per share.  To the extent the diluted amount is the same as basic loss per share, please expand the line item description to include both basic and diluted loss per share. We note that in addition to common stock outstanding, you have other potential common shares, such as options and warrants, which would be used, if dilutive, in a calculation of diluted earnings (loss) per share.
See ASC 260-10-45-7.

Company response:

Basic loss per share is computed on the basis of the weighted average number of common shares outstanding. For all periods, all of the Company’s common stock equivalents were excluded from the calculation of diluted loss per common share because they were anti-dilutive, due to the Company’s net losses.  However, in future filings we will expand the line item description to “Basic and diluted loss per share”.

 Statement of Stockholders’ Equity, page F-5

9.  Please consider relabeling this financial statement as the statement of stockholders’ deficit, rather than stockholders’ equity, as you have negative equity in each of the two years presented. Also, refer to the fiscal year 2010 activity for the two lines identified as Issuance of common stock, and fulfillment of stock subscriptions receivable, for the issuance of 171,969 and 7,401,000 common shares, aggregating $745,379 and $2,946,960, respectively. Please tell us how these shares and amounts reconcile with the transactions disclosed under Unregistered Sales of Equity Securities.

David R. Humphrey
US Securities and Exchange Commission
August 2, 2011

Company response:

In future filings that have negative equity we will re-label to the statement of stockholders’ deficit.

Please refer to the attached exhibit, which “expands” the statement of stockholders’ deficit to include the detail transactions.

10.  See the line item, Share based compensation for the year ended December 31, 2010, in the amount of $1,436,979.  Please explain to us the computation of this amount.  To the extent any of the multi-year consulting or service agreements discussed under Unregistered Sales of Equity Securities are a component of this amount, in future filings please disclose for each transaction, the cost component recognized.  Your footnote should distinguish between those transactions of share-based payment transactions with employees (see ASC Topic 718-10) and those with non-employees (see ASC Topic 50550).

Company response:

The share based compensation for the year ended December 31, 2010 of $1,436,979 consists of the grant date FMV of the options and warrants that vested in 2010:

Options vested in 2010 as disclosed in FN 5:	2,234,625 x $.300 = $670,388
Warrants vested in 2010 as disclosed in FN 5:	4,438,305 x $.158 = $701,252

$1,371,640

Plus compensation associated with 2 separate warrants
issued on December 28 and 31,2009 compensation for
which is amortized in the first quarter 2010:	$65,849
$1,437,489
Less rounding	$510
$1,436,979

All future filings will disclose the cost component recognized associated with all consulting and service agreements.  All future filings will distinguish between transactions with employees and non-employees.

Statements of Cash Flows, page F-6

11.  See your disclosure of Supplemental disclosure of non-cash activities, for the March 2010 transaction of conversion of a $10,000 note payable into 29,750 common shares.  Please reconcile the number of shares with that of 2,125 shares shown in the statement of stockholders’ equity or tell us where the 29,750 shares have been recorded.

Company response:

The $10,000 note was converted into 2,125 shares, which were subsequently subject to the 14:1 stock split resulting in 29,750 shares (2,125 x 14 = 29,750).  The statement of stockholders deficit will be restated to disclose all shares after the 14:1 split along with disclosures detailing the restatement.

David R. Humphrey
US Securities and Exchange Commission
August 2, 2011

Note 1. Summary of Significant Accounting Principles, page F-7

Basis of Presentation and Subsequent Events

12.  Please reconcile the disclosure that you have subscription agreements for purchases of your common stock in the amount of $1,088,065 and warrants to purchase 107,699 common shares with the disclosure on page 13 under Unregistered Sales of Equity Securities that between January 26, 2011 and March 29, 2011 you sold common stock for aggregate consideration of $1,076,990 and issued warrants to purchase 897,492 (excluding warrants to purchase 336,498 common shares issued to the JCI, the placement agent).

Company response:

Two option holders exercised options during March 2011 for an aggregate exercise price of $11,075, which is the difference between $1,088,065 and $1,076,990.

13.  Please consider including an accounting policy for your cash and/or cash equivalents, along with disclosing the estimated useful lives of the individual components of your property, plant and equipment.

Company response:

We will include an accounting policy for cash and/or cash equivalents and disclose the estimated useful lives of the individual components of property, plant and equipment.

Form 10-Q for Quarterly Period Ended March 31, 2011

General

14.  Comments issued above on the Form 10-K should also be reflected in the March 31, 2011 Form 10-Q, as applicable, such as, but not limited to, reclassification of the gain (loss) on sale of assets within the statements of operations.

Company response:

We will include the above comments, as applicable, in the amended March 31, 2011 Form 10-Q.

15.  Please amend the March 31, 2011 Form 10-Q to include a statement of cash flows for the three months interim and cumulative-to-date period.  The filing omits this required financial statement.  We note your Form 10-Q instead includes a statement that is labeled as being cash flows; however the information presented is duplicative of the statement of operations.

Company response:

An amended filing including the required statement of cash flows is forthcoming.

Note 1. Summary of Significant Accounting Principles, page 6

16.  Please include disclosure as to whether the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  See Instruction 2 to Rule 8-03 of Regulation S-X.

Company response:

In future filings, including  the amended March 31, 2011 Form 10-Q, we will disclose that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

David R. Humphrey
US Securities and Exchange Commission
August 2, 2011

Management’s Discussion and Analysis

Recent Developments, page 14

17.  With respect to the Distribution Agreement with Northern Lights Energy, please disclose whether or not there was any material financial consideration (i.e., cash, stock, options, warrants, etc.) issued or received in exchange for entering into the distribution agreement.

Company response:

In future filings, including  the amended March 31, 2011 Form 10-Q, we will disclose that there was no financial consideration (i.e., cash, stock, options, warrants, etc.) issued or received in exchange for entering into the distribution agreement.

In responding to your comments, please accept this written statement from the company acknowledging that:

-The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (248) 770-7019 if you have questions regarding these responses to your review comments on the financial statements and related matters.

Sincerely,

/s/ Paul V. Gonzales,
Chief Financial Officer

cc.	Stephen M. Fleming, Esq.
Daniel T. Keeler
Douglas A. Michel, CPA

AMP Holding Inc.

Detail Statement of Stockholders' Deficit

From Inception, 2/20/2007 to 12/31/2010

	Common Stock			Series A Preferred Stock
	Number of Shares	Restated Shares After 14:1 Split	Amount	Number of Shares	Amount	Additional Paid-in Capital	Stock Based Compensation	Accumulated Deficit During the Development Stage	Total Stockholders' Deficit	Commissions	Aggregate Consideration

Beginning capital - inception	-	-	$-	-	$-	$-	$-	$-	$-	$-	$-

Issuance of common stock, and fulfillment of stock subscriptions receivable:
February 20, 2007	200	2,800	200,000	-	-	-	-	-	200,000	-	200,000
June 15, 2007	90	1,260	200,000	-	-	-	-	-	200,000	-	200,000
July 17, 2007	45	630	100,000	-	-	-	-	-	100,000	-	100,000
October 24, 2007	90	1,260	200,000	-	-	-	-	-	200,000	-	200,000
December 14, 2007	90	1,260	200,000	-	-	-	-	-	200,000	-	200,000
Net loss from operations, period of inception, February 20, 2007 to December 31, 2007	-	-	-	-	-	-	-	(456,145)	(456,145)
Balance December 31, 2007	515	7,210	$900,000	-	$-	$-	$-	$(456,145)	$443,855	$-	$900,000

Issuance of common stock, and fulfillment of stock subscriptions receivable:
February 1, 2008	45	630	100,000	-	-	-	-	-	100,000	-	100,000
June 7, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
June 11, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
July 15, 2008	12.5	175.0	100,000	-	-	-	-	-	100,000	-	100,000
August 1, 2008	75	1,050	150,000	-	-	-	-	-	150,000	-	150,000
August 22, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
September 12, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
September 15, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
October 1, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
November 12, 2008	25	350	50,000	-	-	-	-	-	50,000	-	50,000
November 28, 2008	-	-	50,000	-	-	-	-	-	50,000	-	50,000
December 11, 2008	-	-	50,000	-	-	-	-	-	50,000	-	50,000
December 31, 2008	-	-	75,000	-	-	-	-	-	75,000	-	75,000
March 10, 2008 stock dividend	4,480	62,720	-	-	-	-	-	-	-	-	-
Share based compensation for the year ended December 31, 2008	-	-	9,757	-	-	-	-	-	9,757
Net loss from operations, year ended December 31, 2008	-	-	-	-	-	-	-	(1,383,884)	(1,383,884)
Balance December 31, 2008	5,302.5	74,235	$1,784,757	-	$-	$-	$-	$(1,840,029)	$(55,272)	$-	$1,775,000

January 1, 2009 re-pricing agreement	1,287.5	18,025	-						-	-	-
Issuance of common stock, and fulfillment of stock subscriptions receivable:
January 26, 2009	150	2,100	75,000	-	-	-	-	-	75,000	-	75,000
February 26, 2009	100	1,400	50,000	-	-	-	-	-	50,000	-	50,000
March 5, 2009	20	280	10,000	-	-	-	-	-	10,000	-	10,000
March 25, 2009	30	420	15,000	-	-	-	-	-	15,000	-	15,000
April 28, 2009	200	2,800	100,000	-	-	-	-	-	100,000	-	100,000
May 29, 2009	200	2,800	100,000	-	-	-	-	-	100,000	-	100,000
July 10, 2009	75	1,050	37,500	-	-	-	-	-	37,500	-	37,500
July 20, 2009	100	1,400	50,000	-	-	-	-	-	50,000	-	50,000
July 21, 2009	50	700	25,000	-	-	-	-	-	25,000	-	25,000
July 30, 2009	150	2,100	75,000	-	-	-	-	-	75,000	-	75,000
August 26, 2009	100	1,400	50,000	-	-	-	-	-	50,000	-	50,000
August 31, 2009	30	420	15,000	-	-	-	-	-	15,000	-	15,000
September 1, 2009	80	1,120	40,000	-	-	-	-	-	40,000	-	40,000
September 28, 2009	72	1,008	36,000	-	-	-	-	-	36,000	-	36,000
September 30, 2009	20	280	10,000	-	-	-	-	-	10,000	-	10,000
October 16, 2009	-	-	25,000	-	-	-	-	-	25,000	-	25,000
October 28, 2009	-	-	40,000	-	-	-	-	-	40,000	-	40,000
December 28, 2009	10,638	148,932	11	-	-	49,989	-	-	50,000	-	50,000
Share based compensation to December 28, 2009	-	-	7,983	-	-	-	-	-	7,983
Shares issued out of stock option plan, December 28, 2009	230	3,220	-	-	-	-	-	-	-	-	-
Net effect of purchase accounting adjustments, December 28, 2009	1,246,189	17,449,263	(2,544,985)	-	-	2,472,617	-	-	(72,368)
Conversion of convertible notes, December 28, 2009	-	-	-	8,375	8	264,992	-	-	265,000	-	265,000
Net loss from operations, year ended December 31, 2009	-	-	-	-	-	-	-	(1,524,923)	(1,524,923)
Balance December 31, 2009	1,265,024	17,712,953	$1,266	8,375	$8	$2,787,598	$-	$(3,364,952)	$(576,080)	$-	$2,843,500

Conversion of convertible note, March 4, 2010	2,125	29,750	2	-	-	9,998	-	-	10,000	-	10,000
Issuance of preferred stock, and fulfillment of stock subscriptions receivable:
January 15, 2010	-	-	-	625	1	24,999	-	-	25,000	-	25,000
Issuance of common stock, and fulfillment of stock subscriptions receivable:			-	-
January 7 to March 4, 2010	74,433	1,042,062	74	-	-	304,673	-	-	304,747	35,528	340,275
March 15, 2010	44,643	625,000	45	-	-	224,955	-	-	225,000	25,000	250,000
April 7, 2010	14,286	200,000	14	-	-	71,986	-	-	72,000	8,000	80,000
April 12, 2010	4,464	62,500	4	-	-	22,496	-	-	22,500	2,500	25,000
April 16, 2010	8,036	112,500	8	-	-	40,492	-	-	40,500	4,500	45,000
April 23, 2010	17,857	250,000	18	-	-	89,982	-	-	90,000	10,000	100,000
May 6, 2010	12,500	175,000	13	-	-	62,987	-	-	63,000	7,000	70,000
Shares issued for forward split of common stock on a 14:1 basis, May 20, 2010	18,766,397		18,766	-	-	(18,766)	-	-	-	-	-
Issuance of common stock, and fulfillment of stock subscriptions receivable:
May 20, 2010	75,000	75,000	75	-	-	26,925	-	-	27,000	3,000	30,000
May 25, 2010	75,000	75,000	75	-	-	26,925	-	-	27,000	3,000	30,000
May 28, 2010	500,000	500,000	500	-	-	179,500	-	-	180,000	20,000	200,000
June 30, 2010	36,000	36,000	36	-	-	12,924	-	-	12,960	1,440	14,400
July 7, 2010	175,000	175,000	175	-	-	62,825	-	-	63,000	7,000	70,000
July 15, 2010	62,500	62,500	62	-	-	22,438	-	-	22,500	2,500	25,000
July 22, 2010	1,125,000	1,125,000	1,125	-	-	403,875	-	-	405,000	45,000	450,000
August 12, 2010	1,250,000	1,250,000	1,250	-	-	448,750	-	-	450,000	50,000	500,000
August 27, 2010	375,000	375,000	375	-	-	134,625	-	-	135,000	15,000	150,000
September 16, 2010	375,000	375,000	375	-	-	134,625	-	-	135,000	15,000	150,000
September 22, 2010	1,625,000	1,625,000	1,625	-	-	583,375	-	-	585,000	65,000	650,000
October 22, 2010	157,500	157,500	158	-	-	56,542	-	-	56,700	6,300	63,000
December 3, 2010	586,667	586,667	587	-	-	316,213	-	-	316,800	35,200	352,000
December 17, 2010	483,333	483,333	483	-	-	260,517	-	-	261,000	29,000	290,000
December 31, 2010	500,000	500,000	500	-	-	269,500	-	-	270,000	30,000	300,000
Conversion of account payable, December 21, 2010	101,636	101,636	102	-	-	86,898	-	-	87,000	-	87,000
Share based compensation to for the year ended December 31, 2010	-	-	-	-	-	-	1,436,979	-	1,436,979
Net loss from operations, year ended December 31, 2010	-	-	-	-	-	-	-	(5,028,106)	(5,028,106)
Balance December 31, 2010	27,712,401	27,712,401	$27,713	9,000	$9	$6,647,857	$1,436,979	$(8,393,058)	$(280,500)	$419,968	$7,150,175